Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 1, 2023

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Franklin Wyman, Vanessa Robertson, Lauren Hamill, and Suzanne Hayes

Re:	Mural Oncology Limited

Amendment No. 2 to

Draft Registration Statement on Form 10

Submitted July 14, 2023

CIK No. 0001971543

Dear Ladies and Gentlemen:

On behalf of our client, Mural Oncology Limited (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential Amendment No. 2 Draft Registration Statement on Form 10 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 25, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”) together with this response letter. Amendment No. 3 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments as well as summaries of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form 10 as Confidentially Submitted on July 14, 2023

Business, page 105

1.

We note your response to prior comment 6, which we reissue in part. There are still numerous instances throughout the Information Statement where information presented in your tables and figures appears to be printed in type that is too small to read. Even with enhanced pixilation, such text is not legible. Please revise to ensure any included figures and graphics can be read. By way of example only and not limitation, we note the following:

•	Text in the leftmost blue columns and in the “Indication” and “Dosing” columns of your pipeline overview and discovery programs tables on page 112

•	Text related to Part C in the dose expansion figure on page 116

•	Line items on the x and y axes in many of your tables, such as on pages 120 and 121.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 13, 112, 116, 120, 121, 123, 125 and 126 of Amendment No. 3 accordingly.

Safety Observations, page 122

2.

We note your response to prior comment 11 and the distinction between the severity of adverse events as graded by the CTCAE and as defined by the FDA. Please disclose all serious adverse events observed in ARTISTRY-1 meeting the FDA definition and quantify the number of each type of event.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 123-124 to include all serious adverse events observed in Parts B and C of ARTISTRY-1 that were determined by the clinical trial site investigator, who is a licensed healthcare provider, to be related to treatment with nemvaleukin or nemvaleukin and pembrolizumab (as applicable), including the number of each type of event. These events meet the FDA definition of serious adverse event (i.e., the event is associated with a patient outcome of death, life-threatening condition, initial/prolonged hospitalization, disability or permanent damage, congenital anomaly/birth defect, or other important medical event that may jeopardize the patient and require medical or surgical intervention to prevent one of the aforementioned outcomes).

As previously noted in the Company’s responses to the Staff’s May 16, 2023 Comment Letter, the Company respectfully submits to the Staff that, given the nature of the advanced cancers being evaluated in ARTISTRY-1 and the prevalence and severity of disease symptoms experienced by study subjects, it is most relevant and informative to disclose nemvaleukin-related serious adverse events, as these have been adjudged by the clinical trial site investigator to be related to the drug(s) being studied, and not to other conditions unrelated to the drug, such as the disease itself. The Company respectfully submits that it may be misleading, and certainly will not be as directly relevant to the drug being developed by the Company, to disclose all serious adverse events.

Conditions to the Distribution, page 173

3.

You disclose that Alkermes in its sole discretion may waive any of the listed conditions to the distribution, including that Alkermes shall have received a private letter ruling from the IRS and a tax opinion from Goodwin Procter LLP. If Alkermes waives any such condition and the changes, such as those resulting from different tax consequences, would be material to Alkermes’ shareholders, please tell us how such changes will be communicated to shareholders.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that Alkermes’ board of directors is scheduled to give its final approval of the separation and distribution prior to the time at which we expect to request effectiveness of the Form 10. At such time, Alkermes should reasonably know whether all conditions to the distribution either have been satisfied or will be satisfied by the distribution date, or whether Alkermes intends to waive a condition. If Alkermes chooses to waive any condition prior to the effectiveness of the Form 10 and the result of such waiver would be material, we will file a pre-effective amendment to the Form 10 to revise the disclosure in the Information Statement accordingly. In the event Alkermes waives a condition after the Form 10 becomes effective and such change is material, we would communicate such change by filing a Form 8-K describing the change.

Voting, page 192

4.	We note your revisions in response to prior comment 14. We also note your reference to your Constitution and your response letter’s reference to Regulation 96 of your Constitution.

•	Please file your articles and bylaws or instruments corresponding thereto.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully submits that it plans to file the constitution of the Company as Exhibit 3.1 to a subsequent amendment to the Registration Statement.

•

Additionally, your disclosure is not clear as to when voting is decided on a show of hands if all resolutions put to a vote of a general meeting of shareholders are to be decided on a poll. Please clarify when a show of hands may or will determine the vote. For example, will a show of hands determine the vote of a resolution at a special meeting, for other questions that arise at a meeting for which a poll is not demanded, or any other circumstances?

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that there are no circumstances under which voting will be decided on a show of hands. All resolutions of the Company put to a vote at a general meeting will be decided on a poll, with the chairperson of our board of directors or the board of directors having only the ability to determine the manner in which the poll is to be taken and the manner in which the votes of such poll are to be counted. The Company respectfully advises the Staff that it has revised the disclosure on pages 193 and 194 of Amendment No. 3 in response to the Staff’s comment.

•	Please incorporate risk factor disclosure describing the limitations on shareholder voting rights in cases where show of hands voting can be used.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that, as there are no circumstances under which voting will be decided on a show of hands, no resulting risk to shareholder voting rights exists. The Company respectfully submits that a risk factor disclosure describing the limitations on shareholder voting rights in cases where show of hands voting can be used is not required.

Sincerely, /s/ Stephanie Richards Stephanie Richards

cc:	Robert E. Puopolo, Goodwin Procter LLP